IVY DISTRIBUTORS, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2016

(In thousands, except number of shares)

	Common stock		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total stockholder's equity
	Shares	Amount				
Balance at December 31, 2015	100	$ —	349,303	(313,778)	(1,449)	34,076
Net loss	—	—	—	(25,891)	—	(25,891)
Capital contribution from parent – cash	—	—	16,000	—	—	16,000
Tax impact of share-based payment arrangements	—	—	(554)	—	—	(554)
Pension and postretirement benefits	—	—	—	—	402	402
Balance at December 31, 2016	100	$ —	364,749	(339,669)	(1,047)	24,033

See accompanying notes to financial statements.